

Mail Stop 3561

November 2, 2017

John R. Loftus
Chief Executive Officer
DGSE Companies, Inc.
13022 Preston Road
Dallas, Texas 75240

      Re: DGSE Companies, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed April 14, 2017
              File No. 1-11048

Dear Mr. Loftus:

We have reviewed your October 26, 2017 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2017 letter.

Exhibits

1. We reviewed your response to comment 5. Reference is made to Item 9(a)(3) of Form S-8 filed May 29, 2007 which states that you undertake to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. Please file a post-effective amendment which deregisters all securities remaining unsold at the termination of the offering. Refer to Question 126.38 in Compliance and Disclosure Interpretations of Securities Act Forms for guidance as to what should be included in the post-effective amendment.

John R. Loftus
DGSE Companies, Inc.
November 2, 2017
Page 2

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Bret A. Pedersen
        Chief Financial Officer